P.E. 1/24/02
0-29552

02011847

RECD S.E.C.
JAN 2 5 2002
1086

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report of 24 January 2002

PROCESSED
FEB 0 1 2002
P
THOMSON
FINANCIAL

Energis plc
(Name of Registrant)

Carmelite
50 Victoria Embankment
London EC4Y 0DE
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT INDEX

1. Energis Trading Statement dated 24 January 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ENERGIS PLC
(Registrant)

Date: 24 January 2002

By: /s/ J John Christopher Hibbert
Director

EXHIBIT 1

ENERGIS TRADING STATEMENT **24 January 2002**

In the light of the most recent financial information it has received, the Board of Energis plc ("Energis") announces today that Energis' turnover and EBITDA, for the financial year to the end of March 2002, are unlikely to meet consensus expectations. Energis believes that Group turnover for the full year is likely to be around 5% below current consensus expectations of £1014 million, and EBITDA is expected to be around 10% below the current consensus forecast of £155 million.

December's operating and financial information showed lower than expected growth in revenue and increased pressure on margins. Accordingly our forecasts for this financial year and next are more conservative. December's figures contrasted with the information received for October and November during which some £120 million of new business had been gained.

This disappointing recent performance is the result of a lower than expected conversion of orders received into billed revenue, a decline in overall order flow following a promising start to H2, a more adverse than anticipated margin mix, including the speed of shift from metered to un-metered internet traffic, and a concern that these factors will not show an uplift before the end of this financial year.

Energis may be at risk of breaching certain of its financial covenants under its bank facility and will be discussing the implications of its revised expectations with its banks.

In response to the revised expectations, Energis is putting in place a review of its business and is instigating the following immediate action:

- A further review of operating costs: In addition to the £20 million cost reduction already being achieved, we are confident we can take a further £30 million a year out of our cost base during 2002/2003 with the impact of these savings beginning to be felt in the first half. Restructuring costs will be approximately £10 million

- Further capex reduction: We now expect to reduce total capex for the current year from £340 million to under £300 million because of the lower growth in new business. For 2002 / 2003, we expect capex to be no more than £200 million

- Finance: We are rigorously controlling all expenditure and implementing improved systems to upgrade the quality and speed of information flow

The Board of Energis remains confident in the fundamental strengths of the business, its market position and its ability to create value.

Contact

Energis	**Investors:**	**020 7206 5700**
	Press:	**020 7206 5800**

David Wickham — Chief Executive
Bill Trent — Chief Financial Officer
Jill Sherratt — Head of Investor Relations
Gavin Partington — Director of Corporate Communications

Citigate Dewe Rogerson

Tony Carlisle — 020 7638 9571
Mobile 07973 611888

Teleconference

15.30 hrs UK time; 16.30 hrs European time; 10.30 hrs Eastern Standard time

Teleconference numbers: 44 (0) 20 8240 8241
44 (0) 20 8240 8246

Ask to join the Energis Conference Call, Chaired by Gordon Owen

Replay: 44 (0) 20 8288 4459 Access code: 647 632